Exhibit (m)(3)

EXHIBIT A

The fees payable to the Distributor under this Plan shall not exceed, with respect to a particular Fund, if applicable, on an annualized basis, the percentage of such Fund’s average daily net assets set forth below next to the Fund’s name.

FUND	FEE LIMITATION
Impact Shares NAACP Minority Empowerment ETF	0.25%
Impact Shares YWCA Women’s Empowerment ETF	0.25%
Impact Shares Sustainable Development Goals Global Equity ETF	0.25%
Impact Shares Affordable Housing MBS ETF	0.25%
Impact Shares MSCI Global Climate Select ETF	0.25%